SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated March 21, 2006, of Completion of PacifiCorp sale

                   ScottishPower Completes PacifiCorp sale

Sale of PacifiCorp

The Board of ScottishPower announces the successful completion of the sale of
PacifiCorp to MidAmerican Energy Holdings Company (MEHC) for US$5.1 billion in cash plus the assumption by MEHC of all of PacifiCorp's debt outstanding at completion. The sale has received all relevant regulatory and shareholder consents and has been completed considerably ahead of the schedule originally envisaged by ScottishPower.

MEHC has agreed to release ScottishPower from indemnities and warranties other than those relating to corporate taxes and environmental issues in return for a
US$40 million reduction in certain payments due to be made by PacifiCorp to
ScottishPower.

Return of cash

The Board of ScottishPower also announces the proposed return of £2.25 billion of the proceeds from the sale of PacifiCorp to ScottishPower shareholders. The proposed return is subject to approval by ScottishPower shareholders. The decision to return £2.25 billion was reached after a review of financing requirements announced at the time of ScottishPower's third quarter results in
February. A significant factor included in the review and in the final decision was the requirement to make some £200 million of special contributions to the
Group's pension schemes designed to repair the schemes' last reported deficit as at 31 December 2005.

ScottishPower expects to issue a circular to its shareholders at the beginning of April detailing the method and timing of the proposed cash return, which is currently expected to be made by way of a B Share scheme accompanied by a share consolidation designed to maintain comparability of share price, earnings per share and dividends. This would provide UK tax resident shareholders with flexibility to elect to receive cash in the form of a capital payment or in the form of dividend income, or a combination of the two. The creation of B shares and the share consolidation scheme may result in an adjustment to the price at which the Group's US$700 million convertible bonds may be converted into ordinary shares. It is not currently expected that any adjustment will be significant.

ScottishPower's Chief Executive Philip Bowman said: "I am pleased that we have been able to complete the sale of PacifiCorp to MEHC on favourable terms and considerably ahead of the timetable originally envisaged when the deal was announced in May 2005. The completion of the PacifiCorp sale will allow the
Group to concentrate on developing its continuing businesses. ScottishPower's shareholders will receive the proposed cash return earlier than originally anticipated. I am satisfied that it is appropriate to make that return after having taken into account the review of financing, the ability to invest in opportunities within the Group to deliver attractive returns, and the need to make additional payments to our Group pension schemes."

Further information:

Jennifer Lawton     Director, Investor Relations           0141 636 4527
David Ross          Group Investor Relations Manager       0141 566 4853
Colin McSeveny      Director, Media Relations              0141 636 4515

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: March 21, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary